FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on March 10, 2011, regarding the time table of Banco de Chile’s capital increase and the placement process.

TIMETABLE FOR THE CAPITAL INCREASE

BANCO DE CHILE COMMENCES PLACEMENT PROCESS FOR THE CAPITAL INCREASE

Today Banco de Chile filed before the Securities and Exchange Commission of the United States of America all necessary documentation in order to register the shares that will be placed during the first stage of the capital increase for CLP$240,000,000,000.

On March 15, an extended local road show with local investors will begin to take place.

In the context of the capital increase approved by the shareholders on January 20th, 2011, Banco de Chile announced today the timeline for the corresponding activities and steps to be carried out for the completion of the transaction. The first of these steps was concluded in February with the registration of the shares before the Chilean Superintendency of Banks and Financial Institutions (SBIF), and continued today with the filing of the corresponding forms and documentation before the Securities and Exchange Commission of the United States of America, the last of which will permit the offering in such market of the shares to be sold in the Chilean Market.

As mentioned above, the local and international filings are the first steps of a number of activities that will continue in the following days, which comprises a Local Road Show with investors to be held on March 15. In this road show, Pablo Granifo, Chairman of the Board of Directors of Banco de Chile, and Arturo Tagle, Chief Executive Officer, will explain the main features of the issuance.

Additionally, on March 15 – and until March 30- the special auction book shall be opened at the Santiago Stock Exchange in relation to the shares of LQIF to which it has indicated its intention to waive its preemptive rights. The price per share fixed in such auction will serve as a basis for the determination of the subscription value of the shares to be included in the First Preemptive Right Period, which will begin on March 31 and will last for 30 days.

The financial advisors for the offering will be Banchile Citi Global Markets1 and Larrain Vial.

“The capital increase, which corresponds approximately to CLP$240,000,000,000 (US$500,000,000), looks for strengthening a robust capital basis that allows the funding of the relevant growing expected for the volume of our businesses in the next 3 years”, indicated Pablo Granifo.

“This transaction will be one of the most important capital increases of the last years, and represents a very attractive investment opportunity due to the solid competitiveness of the Bank, its ample growing plan and the attractive risk-return relationship, among other considerations”, pointed out Jorge Muñoz, Investment Banking Manager of Banchile Citi Global Markets2.

1 Banchile Asesoría Financiera S.A.

            Banco de Chile is the second largest banking institution in the country with more than 1.6 million of customers, total loans for CLP$14,000,000,000, a banking distribution network comprised of more than 420 branches and sale points, a wide international presence pursuant to its strategic alliance with Citigroup, and an international rating credit risk that places it as one of the most secure banks of the region.

2 Banchile Asesoría Financiera S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2011

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Quiroz

       CEO